UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 28, 2023

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In the Matter of

AFRO DOLLAR MONEY INC
980 N. Michigan Avenue
Chicago, Illinois 60611

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11905

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  AFRO DOLLAR MONEY INC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

  In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 28, 2023.

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief